UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:      April 26, 2019

April 26, 2019
To All

Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama,
Representative Director, President & CEO
(Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi, Senior Manager,
Corporate Planning Operations
TEL+81-3-5499-8026 (IR Direct)

Notice Regarding the Policy on Shareholder Returns for Fiscal Year 2019

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows that it resolved to acquire its own shares under Article 156, which is applicable in accordance with Article 165, paragraph 3 of the Companies Act, at the Board of Directors’ meeting held on April 26, 2019.  The Company also announces that a resolution regarding the dividend payout policy for the fiscal year ending March 2020 was also adopted in line with the aforementioned resolution.

Particulars

1. Background
As announced in the press release dated November 26, 2018 titled “Notice Regarding the Management Policy under the Holding Company Structure, including the Basic Policy on Shareholder Returns” (the “Management Policy Press Release”), the Company’s Board of Directors previously resolved that, with respect to the total payout to shareholders through dividends and share buybacks, it would secure a balance between the Company’s various investment plans, as described in the Management Policy Press Release, and improving capital efficiency, while also using consolidated profit gained following the business integration of the former Alps Electric Co., Ltd. and Alpine Electronics, Inc. (1) to adopt the principle of securing a total payout ratio of 30% of the Company’s consolidated profit, and additionally (2) particularly for the three-year period from fiscal year 2019 to fiscal year 2021, to have a total payout ratio of 50%.
In addition, the Company’s Board of Directors today approved the 1st Mid-Term Business Plan in order to put in place concreate measures for achieving the objectives of the ITC101 (Innovative T-shaped Company with 10% operating income margin and 1 trillion yen sales), which was announced on April 26, 2018.  The 1st Mid-Term Business Plan aims to secure cost reductions and increases in sales and profits due to synergies gained through the business combination, setting the promotion of the efficiency of our existing businesses and the creation of new businesses, as well as the the Policy on Shareholder Returns described above, as pillar measures.
In order to realize item (2) mentioned in the first paragraph above, which is a part of the 1st Mid-Term Business Plan, the Company’s Board of Directors approved the acquisition of own shares, as detailed in the second row of the table below (Total number of acquirable shares), enacting a concrete measure in accordance with the Policy on Shareholder Returns for Fiscal Year 2019.

2. Details of Acquisition of Own Shares
(Acquisition of own shares pursuant to the provisions of its Articles of Incorporation in accordance with Article 165, paragraph 2 of the Companies Act)

1.	Class of shares to be acquired	Common stock
2.	Total number of acquirable shares	5,500,000 shares (maximum) (Percentage compared to total number of shares outstanding (excluding own shares): 2.6%)
3.	Aggregate amount of acquisition cost	¥7,500,000,000 (maximum)
4.	Period of acquisition	From July 1, 2019 to September 31, 2020*
5.	Method of acquisition	Purchase on the floor of the Tokyo Stock Exchange

* As announced in “ALPS ALPINE CO., LTD. Announces Acquisition of Own Shares” dated January 29, 2019, the Company is implementing a share buyback of up to 20 million shares and a total value of up to ¥28.4 billion during the period starting from January 30, 2019 and ending on June 28, 2019.  Please see “Notice Regarding the Status of the Total Number of Acquired Own Shares” released today regarding the status of the total number of shares acquired to date.

3. Fiscal Year 2020 Dividend Forecast

	Dividends per share (yen)
	End of 2nd quarter	End of fiscal year	Total
Forecasted dividends for fiscal year ending March 2020	20.00	20.00	40.00
Results for previous year (fiscal year ending March 2019)	25.00	25.00	50.00

This document includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Company’s products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Company, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Company’s business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Company’s main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit; and
(18)	inability or difficulty of realizing synergies or added value by the Business Integration by the integrated group.